

June 12, 2013

William J. Clifford
Chief Financial Officer
Gaming and Leisure Properties, Inc.
825 Berkshire Blvd., Suite 200
Wyomissing, Pennsylvania 19610

> **Re:** **Gaming and Leisure Properties, Inc.**
> **Registration Statement on Form S-11**
> **Filed May 15, 2013**
> **File No. 333-188608**

Dear Mr. Clifford:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. For the registrant and the agent of service, please revise the cover page of the registration statement to include the applicable zip code.

2. We note that you have provided the undertakings required by Item 512(a) of Regulation S-K. Please tell us whether this is a Rule 415 offering. If so, please check the applicable box on the cover page of the registration statement.

3. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

    - Disclose that you are an emerging growth company;

    - Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

4.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

5.   Please tell us why no vote of Penn shareholders was required for this transaction.

<u>Transfer of Assets and Assumption of Liabilities, page 42</u>

6.   Please revise this section to discuss the cash payment that will be made to Penn in exchange for your assets.

<u>The Master Lease, page 45</u>

7.   Please identify the properties where the 80% useful life threshold would impact any renewal options and discuss the outcome for properties once they exceed the threshold.

8.   In the appropriate section, please revise to discuss how the lease rental terms were determined.

9.   Please revise to clarify if the adjusted revenue to rent ratio cap applies to the individual properties or the portfolio as a whole. Also, please clarify if noted ratio was satisfied based on your properties' 2012 performance.

Dividend Policy, page 53

10.   In your amended filing, please revise your definition of NAREIT FFO to include stock based compensation expense and maintenance capital expenditures consistent with NAREIT's definition of FFO or explain to us why no revision is necessary.

Financially Secure Tenants, page 59

11.   Please revise to disclose, here or elsewhere as applicable, the tenant's credit ratings or advise.

Our Portfolio/Property (including Operating Data), page 62

12.   To the extent lease expirations become material in future periods, please provide a schedule of lease expiration in your Form 10-Ks. The disclosure should be similar to that requested by Item 15(f) of Form S-11.

13.   Please tell us whether data on the number of tables and slot machines is relevant to an investor's understanding of the capacity of your properties.

14.   Please explain the significance of your leased acreage.

Selected Historical Consolidated Financial Data, page 72

15.   Please explain to us how you determined it would be appropriate to include unaudited financial information for the years ended December 31, 2009 and 2008.

Unaudited Pro Forma Consolidated Financial Data, page 74

16.   Please revise the heading of this section to make reference to your Unaudited Forecasted Consolidated Income Statement in addition to your Unaudited Pro Forma Consolidated Financial Data. Additionally, please confirm for us that your unaudited forecasted consolidated income statement has been prepared in accordance with the AICPA standards for forecasts and projections. Please enhance your disclosure to include a description of the all accounting principles used to prepare your forecast and a statement indicating whether or not these principles are consistent with those used to prepare your financial statements. Your enhanced disclosure should clearly state that while your Unaudited Pro Forma Consolidated Balance Sheet has been prepared in accordance with Rule 11 of Regulation S-X, your Unaudited Forecasted Consolidated Income Statement has been prepared in accordance with AICPA standards.

Unaudited Forecasted Consolidated Income Statement, page 75

17.   Given that the spin off transaction is expected to occur during 2013, clarify for us whether your forecast is for the 12 months ended December 31, 2013 or the period from inception through December 31, 2013. Please revise your disclosure accordingly.

18.   Please revise your caption "Net revenues from TRSs" to describe the actual source of revenues (ie gaming, food & beverage etc.).

Unaudited Pro Forma Consolidated Balance Sheet, page 76

19.   Please explain to us why the historical consolidated financial statements of GLPI reflect the operations of the TRS properties that will be owned by GLPI's TRSs following the Spin-Off. In your response tell us how the company intends to account for the transaction and the accounting literature management has relied upon in arriving at their conclusions. Your response should include a discussion of how management determined the amount to be paid to Penn National Gaming as part of the transaction and how the company has accounted for any excess of this amount over the carry over basis of the net assets acquired.

Note 1 – Pro Forma Adjustments, page 77

20.   Given that your Unaudited Forecasted Consolidated Income Statement has not been prepared in accordance with Rule 11 of Regulation S-X, please revise your disclosure to present the related footnotes separately from the footnotes related to your Unaudited Pro Forma Consolidated Balance Sheet and caption the footnotes accordingly. Additionally, please revise the footnotes to your Unaudited Forecasted Consolidated Income Statement to include a discussion of your reasonable basis for each income statement line item.

Note 1. Pro Forma Adjustments, page 77

Footnotes H & J, page 79

21.   Please tell us how your adjustment to record anticipated amounts of GLPI indebtedness is factually supportable.   Reference is made to Rule 11 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and.., page 81

22.   Please enhance your MD&A to include a more detailed discussion of the results of operations from Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc.

23.   Please include in your amended filing a discussion of your critical accounting policies, the judgments and uncertainties affecting the application of those policies, and the likelihood that materially different amounts would be reported under different conditions

or using different assumptions. Refer to Section V of SEC Financial Reporting Release 72.

Liquidity and Capital Resources, page 83

24.   Please clarify if the issuance of the Senior Notes and execution of the term loan and credit facility will occur prior to the spin-off but after effectiveness of this registration statement. If so, please tell us how you determined the expected annual interest expense.

Directors, page 86

25.   For each director or person nominated to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of the registrant's business and structure. Refer to Item 401(e) of Regulation S-K.

Financial Statements, page F-1

26.   Please update your financial statements in accordance with Rule 3-01 of Regulation S-X.

Financial Statements – Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc.

Note 2. Summary of Significant Accounting Policies, page F-7

Property and Equipment, page F-8

27.   We note your disclosure that the company considers future cash flows and current operating results as factors considered when assessing possible impairment for property and equipment. Please tell us how the impact of recent competition that has negatively impacted the casinos' operations and resulted in a reduction in forecasted net revenues and operating expenses of 19% and 16% compared to prior year levels was considered in your impairment analysis.

Financial Statements

Schedule of Real Estate Assets to be Acquired by GLPI, page F-16

28.   We note your disclosure that GLPI will hold directly or indirectly substantially all of the assets and liabilities associated with Penn's real property interest and real estate development business. Please confirm for us that there is no historical debt related or allocated to the properties to be acquired.

Notes to Schedule of Real Estate Assets to be Acquired by Gaming and Leisure Properties, Inc., page F-17

29.   Please revise your footnotes to include disclosure stating that Penn National Gaming, Inc is expected to be a significant lessee after the spin-off transaction. Your revised disclosure should make reference to the fact that Penn National Gaming, Inc is a public company with periodic financial statements filed with the SEC.

Index to Exhibits

30.   Please tell us why you have not filed as an exhibit to the registration statement the Separation and Distribution Agreement. Refer to Item 601(b)(10) of Regulation S-K.

31.   We note that you will be filing certain exhibits by amendment. Please file all exhibits as promptly as possible. If you are not in a position to file the legal and tax opinions with the next amendment, please provide us with draft copies for our review. Please note that we will review exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel